As filed with the Securities and Exchange Commission on April 30, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [X]                        Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   [ ]                             No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):    N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DYNEA INTERNATIONAL OY



                                        /s/ Filip Frankenhaeuser
                                        --------------------------------------
                                        Name:  Filip Frankenhaeuser
                                        Title: Executive Vice President and
                                               Chief Financial Officer



Date: April 30, 2002

Dynea Logo


Dynea International Oy
April 30, 2002

Dynea International's earnings release for 2001

Dynea International today released its results for the year 2001. The year was the first full year of operations for the group in its current form, following the merger between Neste Chemicals and Dyno in August 2000. Considering the difficult economic environment, especially during the fourth quarter, Dynea's result for the year was satisfactory.

o Global sales volumes on a comparable basis* were basically unchanged from the previous year with resins volumes down 2% and paper overlays volumes up by 3%.
o The strongly competitive market environment in Europe had a significant negative effect on both volumes and margins.
o   Demand in North America slowed down considerably in the fourth quarter.
o The successful completion of our restructuring plan has improved Dynea's competitiveness.
o We sold our Polyester business in April 2001, thus completing the planned streamlining of our business portfolio.
o Rebound in earnings has taken place in the first quarter of 2002. Full year 2002 earnings are expected to show a clear improvement compared with 2001.

* Comparable basis as if Dyno's results for all of 2000 were included.

In year 2001, Dynea faced weakening demand in all of the markets in which we operate. A downturn in the construction industry increased the competition in most of our markets. The year was also characterised by volatile raw material price development. Prices for all main raw materials were generally high for the first half of the year and dropped considerably in the second half.


Group Results
(euro millions)

                             Q4 2001    Q4 2000    FY 2001    FY 2000
Sales                            229        294       1050       1055
EBITDA                             7          1         78         61
Operating profit (loss)           (4)       (35)        15        (21)
Net profit (loss)                (17)       (43)       (50)       (62)


Bonding and Surfacing

Bonding and Surfacing (euro millions)

                             Q4 2001    Q4 2000    FY 2001    FY 2000
Sales                            203        230        916        637
EBITDA                            14          6         77         53
Operating profit (loss)            4        (14)        38          7

Sales in Bonding and Surfacing increased to (euro)916.0 million, or by 44%, in 2001 from (euro)637.1 million in 2000. The major reasons for this increase were the acquisition of Dyno and higher prices than average in 2001 due to higher raw material prices. Global sales volumes on a comparable basis* were basically unchanged from the previous year with resins volumes down 2% to 2,230 ktons and overlays volumes up by 3% to 239 million square meters. Overall, our EBITDA increased to (euro)77 million, or by 46%, in 2001 from (euro)52.7 million in 2000, also partly as a result of restructuring benefits and streamlining of our product portfolio.

Bonding and Surfacing sales in the fourth quarter of 2001 decreased 10% compared to the third quarter of 2001 and 12% compared to the fourth quarter of 2000. This was due to lower sales prices in the extremely competitive environment in Europe and North America during the last quarter. Sales volumes decreased in the fourth quarter of 2001 by 2% compared with the third quarter.

Volumes Quarterly, 2001
                                   Q1     Q2     Q3     Q4     Tot./Full year
B&S excl. overlays (000'tons)      569    556    559    546      2,230
Overlays (million sq.m.)            58     62     63     56        239

Europe:
The market for panelboard resins in Europe deteriorated in 2001. The construction industry faced a downturn, with a negative effect on all our markets for Bonding and Surfacing. Our sales in Central Europe were affected by recession in the construction industry Germany. As a consequence, we faced increased competition in Europe, resulting in a volume decrease for panelboard resins of 12% on a comparable basis, and also a decreased margin level.

The market for industrial resins in Europe was mainly stable during 2001, but with some slow down towards the end of the year leading to decreased sales. The downturn was due to the close link between demand for industrial resins applications, such as insulation and impregnation, and the building activity.

The slowness in construction industry also resulted in a lower demand for wood adhesives for structural wood products in Central Europe.

Equally, our sales for our overlays plant in Finland also decreased due to slow building activity.

North America:
In North America, although housing starts remained relatively unchanged for the third consecutive year since 1998, the overall economy entered into recession and demand for our products generally declined compared with year 2000. Also restructuring in customer industries created imbalances on the market. However, due to regional differences and in addition some new customers we managed to increase our market share and our sales volumes in panelboard resins in North America. The effects of September 11 were strong and lead to sharply decreased demands in the fourth quarter.

Activities to further promote our industrial resins and wood adhesive products in the North American market continued. The woodworking industry was affected by the same trends as the panelboard industry, with lower demand for beams and other woodworking products.

North American sales of overlays grew during the first three quarters of 2001 and a decline in the fourth quarter, due to a strong fall in demand in the United States. The construction of our facility in Welcome, North Carolina, was completed, but sales from that facility have been lower than anticipated due to the slow market situation.

Asia Pacific:
The market for panelboard resins in the Asia Pacific region was affected by developments in Japan and China, which are the main consuming countries for panelboard resins in the Asia Pacific region. Japan recently enacted formaldehyde emission requirements that increased the demand for certain zero emission resins that we produce in New Zealand. Growth in China was less than predicted during the year, but the overall growth in Chinese economy remains strong and demand for our products remained buoyant.

In Asia, the ongoing recession in Japan's economy has had a negative impact on the demand for our products, in particular woodworking products and industrial resins. Especially the demand for laminated beams imported from Europe has been lower.

In general, the sales of wood and specialty adhesives in Asia remained stable.


Oil Field Chemicals

Oil Field Chemicals ((euro)millions)

                             Q4 2001    Q4 2000    FY 2001    FY 2000
Sales                             20         16         67         24
EBITDA                             2        0.4          7          1
Operating profit (loss)            1        0.2        0.3          6

Oil Field Chemicals consist of operations from the Dyno acquisition in August 2000 and the results are therefore not directly comparable. On a comparable level, sales in 2001 increased by 12%.

Demand for our oil field products in Europe was negatively affected by two major accidents at customer sites during the first half of 2001, the rupture of a pipeline in the United Kingdom and a gas explosion in Denmark. These accidents caused standstill at those customer sites.

Dynea started production of oil field chemicals in November 2001 for the American market at our plant in Durango, Mexico. The initial customer response has been positive.

In Asia, the sale of oil field chemicals remained stable with a slight increase towards the end of the year despite delays in several major projects in the Middle East and a less favourable product mix than in year 2000 due to a competitive situation as well as a lower demand for the desired products.

Methanor

For Methanor, the methanol-production partnership of which our share is 40%, the market suffered a downswing with methanol prices decreasing by 50% during the year. During 2000, high methanol prices contributed to Methanor's strong results. However, in the second half of 2001, decreased world-wide methanol consumption and sharply reduced methanol prices drove down Methanor profits. In spite of lower prices for natural gas feedstock, which is the primary raw material in methanol, Methanor v.o.f. recorded losses in the last quarter of 2001.

Raw materials

Within Bonding and Surfacing operations, the year was marked by variation in raw material prices. At the beginning of 2001, the prices of our key raw materials (methanol, phenol, melamine, urea) were approximately 80 to 100% higher than at the same time previous year. During 2001, their prices declined considerably, e.g. methanol and phenol prices decreased by over 50% from the beginning of the year. In the fourth quarter of 2000, methanol was quoted at (euro)255/ton and phenol at (euro)965/ton, and during the fourth quarter of 2001 they were at
(euro)150/ton respective (euro)600/ton.

This decline in raw material prices has not directly led to increased profitability. In fact, we often had to reduce our product prices due to raw material price decreases and increased competition among panelboard resins producers, especially in Central Europe.

Restructuring

Our restructuring plan included the divestiture of our Polyester business in order to streamline our business portfolio. The Polyester business was sold in April 2001 to Ashland Inc. Other disposals during 2001 were the sale of the Dynomer coating resins business in Malaysia to Cray Valley, the sale of our Scandinavian distribution business and the disposal of our minority interests in Hekza-Neste Chemicals Sdn Bhd, Malaysia (30%) and LP Pacific Sdn Bhd, Malaysia (30%).

Our restructuring plan following the Dyno Acquistion has been completed successfully. The benefits from this program exceeded plans and were up to
(euro)35 million. Dynea continue to further develop our operations through initiatives to increase our efficiency.

Liquidity & Debt

         31.12.2001 (euro millions)

Gross Debt                        639.2
Cash                               59.5
Marketable securities               1.7
Net Debt                          578.0


Gross debt is at carrying value, net of capitalised loan arrangement fees. Gross debt included (euro)85.1 million short-term loans raised from our short-term revolving credit facility of (euro)100 million. Guarantees and letters of credit issued from the revolving credit facility totalled (euro)11.0 million, meaning that we had (euro) 3.9 million undrawn from the facility.

During the year, we sold our Polyester business, Dynomer in Malaysia, our Scandinavian distribution business and our shares in LP Pacific Films and Hexza-Neste. From these sales proceeds (euro)48 million has been used to prepay long-term senior bank loans during 2001 and a further (euro)12 million was prepaid at the end of March 2002. We also made scheduled repayments around
(euro)15 million under the senior loans during 2001. Net interest costs for the year amounted to (euro)73.7 million.

In 2001, we received a capital contribution totalling (euro)34.5 million from our owners and a further (euro)8.1 million paid in the beginning of 2002.

First Quarter and Outlook

The North American market shows some positive signs and the Asia Pacific market remains stable, but no improvement is yet to be seen in the European market.

However, our first quarter of 2002 showed clear improvement from the last quarter of 2001. Sales volumes have increased compared to the last quarter of 2001 and are on the same level as the first quarter of 2001. Overall, our profitability has increased due to benefits from the restructuring program as well as our improved product mix. Compared to 2001, we expect a clearly improved result in 2002.

Liquidity also improved during the first quarter of 2002 and we have reduced the outstanding short-term loans. Consequently, we have around (euro)10 million available from our revolving credit facility at the end of April 2002. We have also received an equity contribution of (euro)7 million from our owners in addition to the (euro)8.1 million referred above.

Forward Looking Statements

Certain statements in this report are not historical facts and are "forward-looking." Words such as "believes", "expects," "estimates," "may," "intends," "will," "should" or "anticipate" and similar expressions or their negatives frequently identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those expressed or implied by such forward-looking statements. From time to time, we have made or may make forward-looking statements orally or in writing. Such forwards-looking statements may be included in, among other things, press releases, filings with or submissions to the U.S. Securities and Exchange Commission, reports to shareholders and noteholders and other communications, or oral statements made by or with the approval of an authorized executive officer.


We have filed our 2001 Annual Report with the SEC on April 30, 2002. Our 2001 Annual Report is also available on our website www.dynea.com, Investor Center. Here you can also find the details on:
- the conference call held on May 2, 2002, 14.00 UK time,
- as well as the simultaneous PowerPoint presentation on the web.

Dynea International's first quarter report 2002 will be published on May 30, 2002.

                     Dynea International Oy and Subsidiaries
                           Consolidated Balance Sheet
                         (all amounts in (euro)millions)



                                                        As at               As at
                                                  December 31, 2001   December 31, 2000
                                                  -------------------------------------
Assets
Non-current assets
   Property, plant and equipment, net                (euro) 457.3       (euro) 500.1
   Intangible assets                                        269.2              277.9
   Investments in associates and joint ventures              39.3               43.2
   Deferred tax assets                                         --               10.6
   Other non-current assets                                   3.0                7.7
                                                            -----              -----
   Total non-current assets                                 768.8              839.5
                                                            -----              -----
Current assets
   Inventories                                               73.5              102.5
   Accounts receivable and prepayments                      148.6              195.9
   Marketable securities                                      1.7               61.8
   Taxes currently receivable                                10.1               14.5
   Other current assets                                       1.2               47.6
   Cash and cash equivalents                                 59.5               40.2
                                                            -----              -----
   Total current assets                                     294.6              462.5
                                                            -----              -----
Total assets                                              1,063.4            1,302.0
                                                          =======            =======

Equity and liabilities
Capital and reserves
   Share capital                                            281.0              281.0
   Group contribution                                        38.2
   Cumulative translation adjustment                        (25.0)              (9.5)
   Accumulated loss                                        (121.5)             (71.5)
                                                            -----              -----
   Total capital and reserves                               172.7              200.0
                                                            -----              -----
Minority interest                                            10.0                8.4

Non-current liabilities
   Long-term borrowings                                     517.5              575.5
   Pension liabilities                                       14.2               13.2
   Long-term provisions                                      11.2               13.5
   Deferred tax liabilities                                  54.7               87.4
   Other non-current liabilities                              6.9                0.4
                                                            -----              -----
   Total non-current liabilities                            604.5              690.0
                                                            -----              -----
Current liabilities
   Accounts payable                                          82.9              113.9
   Accrued liabilities                                       28.0              109.0
   Long-term borrowings due
   currently and short-term borrowings                      121.7              112.7
   Taxes currently payable                                    8.2               37.8
   Other current liabilities                                 35.4               30.2
                                                            -----              -----
   Total current liabilities                                276.2              403.6
                                                            -----              -----
Total liabilities                                           880.7            1,093.6
                                                            -----            -------
   Commitments and contingencies
Total equity and liabilities                       (euro) 1,063.4     (euro) 1,302.0
                                                   ==============     ==============

                     Dynea International Oy and Subsidiaries
                          Consolidated Income Statement
                         (all amounts in (euro)millions)



                                                     Year Ended         Year Ended
                                                 December 31, 2001  December 31, 2000
                                                 ------------------------------------
Sales                                              (euro) 1,049.6     (euro) 1,054.6

Other operating income                                       11.3               18.2

Changes in inventories of finished goods and
work in progress
                                                              8.5                2.7
Raw materials and consumables used                          690.0              686.8
Services and rents                                           27.4               28.1
Staff costs                                                 131.5              142.5
Other operating expense                                     125.9              151.8
Depreciation and amortization                                56.5               50.3
Restructuring and other related items                         3.2               25.5
Profit on sale of associates                                 (3.0)                --
Loss on sale of discontinued operation                        3.3                 --
Impairment write-downs                                        2.3                6.4
                                                            -----              -----

Operating profit (loss)                                      15.3              (21.3)

Finance costs                                               (80.2)             (75.1)
Share of income in associates and joint ventures              9.7               15.2
                                                              ---               ----

Loss before income taxes and minority interest              (55.2)             (81.2)

Income tax benefit (expense)                                  7.6               19.6
                                                            -----              -----

Loss from ordinary activities before minority
interest
                                                            (47.6)             (61.6)

Minority interest income (expense)                           (2.4)              (0.7)
                                                             -----              -----

Net loss for the year/period                         (euro) (50.0)      (euro) (62.3)
                                                     =============      =============

                     Dynea International Oy and Subsidiaries
                        Consolidated Cash Flow Statement
                         (all amounts in (euro)millions)


                                                                 Year Ended          Year Ended
                                                              December 31, 2001  December 31, 2000
                                                              ------------------------------------

Cash (used in)/generated from operations                               122.7               15.2
                                                                       -----               ----

   Interest received                                                    11.4                2.8
   Interest paid                                                       (87.5)             (13.9)
   Other financial income and expense                                   (9.4)             (11.6)
   Income tax refund/(taxes paid)                                      (36.9)             (19.0)
                                                                       ------             ------

Net cash (used in)/provided by operating activities                      0.3              (26.5)
                                                                         ---              ------
Investing activities
   Acquisition of subsidiaries, net of cash acquired of
   (euro)31.3 and (euro)24.9 in 2000 and 1999, respectively               --             (645.3)
   Disposal of businesses, net of cash disposed of (euro)0.6
   and (euro)22.5 in 2001 and 2000, respectively                        67.2              684.8
   Purchase of investments                                                --                 --
   Maturity of investments                                                --                 --
   Purchase of property, plant, and equipment and intangibles          (28.9)             (27.1)
   Proceeds from sales of property, plant, and equipment and
   intangibles                                                            --                7.1
   Proceeds from sales of associates                                     7.8                3.6
   Proceeds from sales of other shares and holdings                       --               16.0
                                                                        ----               ----
Cash provided by/(used in) investing activities                         46.1               39.1
                                                                        ----               ----
Financing activities
   Issuance of share capital/capital contributions                      34.5               91.5
   Dividends paid                                                         --                 --
   Proceeds from long-term borrowings                                     --              616.9
   Repayments on long-term borrowings                                  (64.5)            (836.9)
   Net proceeds (payments) from short-term borrowings                    3.7              120.8
   Net proceeds (payments) on related party borrowings                    --                 --
   Net proceeds on related party advance                                  --               36.4
   Debt issuance costs                                                  (1.0)             (36.6)
                                                                        -----             ------

   Cash (used in)/provided by financing activities                     (27.3)              (7.9)
                                                                       ------              -----

   Increase in cash and cash equivalents                                19.1                4.7
   Effects of exchange rate changes                                      0.2                1.8
   Cash and cash equivalents--beginning balance                         40.2               33.7
                                                                        ----               ----
   Cash and cash equivalents--ending balance                     (euro) 59.5        (euro) 40.2
                                                                 ===========        ===========